July 18, 2024

Ivan Hsia
Chief Financial Officer
Asia Pacific Wire & Cable Corporation Limited
15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China

       Re: Asia Pacific Wire & Cable Corporation Limited
           Form 20-F for the Year Ended December 31, 2023
           Filed April 29, 2024
           File No. 001-14542
Dear Ivan Hsia:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing